  Exhibit 12
ALCO Stores, Inc.
Same-Store Sales and Gross Margin
Fiscal Years ended February 3, 2013 and January 29, 2012
(amounts in thousands except average basket and gross margin percentage)

	53 Weeks 2013	52 Weeks 2012

Sales	$469,374	$467,857
Customer transactions	19,782	20,529
Average basket	$23.73	$22.79

Gross Margin	$144,168	$143,831
Gross margin percentage	30.7%	30.7%

(1)
Same-stores are those stores which were open at the end of the reporting period, had reached their fourteenth month of operation, and include store locations, if any, that had experienced a remodel, an expansion, or relocation.  Same-stores also include the Company's transactional website.

(2)	Same-store results exclude the Company's two fuel center locations.
(3)	Average basket is calculated by dividing sales by customer transactions.
(4)	Gross margin percentage is defined as sales less cost of sales, expressed as a percentage of sales.